UNITED OVERSEAS BANK 大華銀行

82-2180

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A30/atl

20 September 2002

02 OCT -3 AM 9:10

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

UNITED OVERSEAS BANK LIMITED US$1,268,000,000 SUBORDINATED FLOATING RATE NOTES DUE 2011 CALLABLE IN 2002 ("NOTES")

02055180

Dear Sir

We enclose a copy of our Announcement dated 20 September 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dw 10/7

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

UNITED OVERSEAS BANK LIMITED US$1,268,000,000 SUBORDINATED FLOATING RATE NOTES DUE 2011 CALLABLE IN 2002 ("NOTES")

Singapore, 20 September 2002 - United Overseas Bank Limited ("UOB") wishes to announce that it has exercised its option to call in and redeem all outstanding captioned Notes on 19 September 2002. With the redemption, all Notes have been repaid in full.

Mrs Vivien Chan
Company Secretary